OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	10.4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

CRM Holdings, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0001338949

(CUSIP Number)

December 5, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (2-02)

CUSIP No. 0001338949	13G

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,695,970 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,695,970 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,970 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5% (See item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Combined Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,074,921 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,074,921 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,921 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.68% (See item 4)
12	TYPE OF REPORTING PERSON IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Combined Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,074,921 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,074,921 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,921 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.68% (See item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 621,049 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 621,049 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,049 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.86% (See item 4)
12	TYPE OF REPORTING PERSON IA

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 621,049 (See item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 621,049 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,049 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.86% (See item 4)
12	TYPE OF REPORTING PERSON PN

Item 1.

(a)	Name of Issuer

CRM Holdings, Ltd.

(b)	Address of Issuer’s Principal Executive Offices

PO Box HM 2062

Hamilton, Bermuda HM HX

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”);

(ii)	Whitebox Combined Advisors, LLC, a Delaware limited liability company (“WCA”);

(iii)	Whitebox Intermarket Advisors, LLC, a Delaware limited liability company (“WIA”);

(iv)	Whitebox Combined Partners, L.P., a British Virgin Islands limited partnership (“WCP”); and

(vi)	Whitebox Intermarket Partners, L.P., a Cayman Islands limited partnership (“WIP”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WCA and WIA is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The address of the business office of WCP and WIP is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Road Town, Tortola, British Virgin Islands

(c)	Citizenship

WA, WCA and WIA are organized under the laws of the State of Delaware. WCP and WIP are organized under the laws of the British Virgin Islands.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

0001338949

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act.

(b) ☐	Bank as defined in section 3(a)(6) of the Act.

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

In addition to the investment advisers on behalf of whom this statement is filed pursuant to § 240.13d-1(b), this statement is also filed on behalf of the following persons pursuant to § 240.13d-1(c): WCP and WIP.

Item 4. Ownership

(a)	Amount Beneficially Owned:

WA indirectly beneficially owns 1,695,970 shares of the Company’s Common Stock as of December 15, 2008.1

WCA indirectly beneficially owns 1,074,921 shares of the Company’s Common Stock as of December 15, 2008.

WIA indirectly beneficially owns 621,049 shares of the Company’s Common Stock as of December 15, 2008.

WCP directly beneficially owns 1,074,921 shares of the Company’s Common Stock as of December 15, 2008.2

WIP directly beneficially owns 621,049 shares of the Company’s Common Stock as of December 15, 2008.3

The general partner of WCP is WCA. The managing member and controlling owner of WCP is WA. WA has the power to direct the affairs of WCA, which manages accounts for the benefit of its client, WCP. WCA has the power to direct the affairs of WCP, including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

The general partner of WIP is WIA. The managing member and controlling owner of WIA is WA. WA has the power to direct the affairs of WIA, which manages accounts for the benefit of its client, WIP. WIA has the power to direct the affairs of WIP, including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

Based on the relationships described herein, these entities may be deemed to constitute a group for purposes of Rule 13d-5(b)(1) under the Securities and Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WCA, WIA, WCP and WIP are a group, or have agreed to act as a group. WA, WCA, WIA, WCP and WIP each disclaim beneficial ownership of the shares of common stock reported herein except to the extent of their pecuniary interest in such shares.

[1]

WA was deemed the indirect beneficial owner of 1,617,079 shares of the Company’s Common Stock, or 10.05% of the shares issued and outstanding, as of December 5, 2008 as a result of the purchases discussed in Notes (2) and (3) below.

[2]

WCP purchased 1,010,930 shares of the Company’s Common Stock on December 5, 2008. On December 8, 2008 WCP purchased an additional 13,419 shares of the Company’s Common Stock; on December 9, 2008, WCP purchased an additional 27,367 shares of the Company’s Common Stock; and on December 11, 2008, WCP purchased an additional 23,205 shares of the Company’s Common Stock, resulting in a total direct beneficial ownership of 1,074,921 shares of the Company’s Common Stock.

[3]

WIP purchased 606,149 shares of the Company’s Common Stock on December 5, 2008. On December 10, 2008 WIP purchased an additional 8,900 shares of the Company’s Common Stock. On December, WIP purchased an additional 6,000 shares of the Company’s Common Stock, resulting in total direct beneficial ownership of 621,049 shares of the Company’s Common Stock.

(b)	Percent of Class

WA indirectly beneficially owns 10.54% of the Company’s Common Stock as of December 15, 2008.

WCA indirectly beneficially owns 6.68% of the Company’s Common Stock as of December 15, 2008.

WIA indirectly beneficially owns 3.86% of the Company’s Common Stock as of December 15, 2008.

WCP directly beneficially owns 6.68 % of the Company’s Common Stock as of December 15, 2008.

WIP directly beneficially owns 3.86 % of the Company’s Common Stock as of December 15, 2008.

The percentage of Common Stock reportedly owned by each entity referenced herein is based on 16,085,235 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on November 4, 2008.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

WA has shared voting power with respect to 1,695,970 shares of the Company’s Common Stock as of December 15, 2008.

WCA has shared voting power with respect to 1,074,921 shares of the Company’s Common Stock as of December 15, 2008.

WIA has shared voting power with respect to 621,049 shares of the Company’s Common Stock as of December 15, 2008.

WCP has shared voting power with respect to 1,074,921 shares of the Company’s Common Stock as of December 15, 2008.

WIP has shared voting power with respect to 621,049 shares of the Company’s Common Stock as of December 15, 2008.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

WA has shared power to dispose or to direct the disposition of 1,695,970 shares of the Company’s Common Stock as of December 15, 2008.

WCA has shared power to dispose or to direct the disposition of 1,074,921 shares of the Company’s Common Stock as of December 15, 2008.

WIA has shared power to dispose or to direct the disposition of 621,049 shares of the Company’s Common Stock as of December 15, 2008.

WCP has shared power to dispose or to direct the disposition of 1,074,921 shares of the Company’s Common Stock as of December 15, 2008.

WIP has shared power to dispose or to direct the disposition of 621,049 shares of the Company’s Common Stock as of December 15, 2008.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

See Item 2

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2008
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood, Chief Operating Officer of Whitebox Advisors, LLC, on behalf of Whitebox Combined Advisors, LLC and Whitebox Intermarket Advisors, LLC
Name/Title

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2008
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood, Chief Operating Officer of Whitebox Advisors, LLC, on behalf of Whitebox Combined Partners, L.P. and Whitebox Intermarket Partners, L.P.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)